File No. 812-13806

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20459

____________________________________________

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL
PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
_____________________________________________

NATIONAL LIFE INSURANCE COMPANY

NATIONAL VARIABLE ANNUITY ACCOUNT II
NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
__________________________________________

Communications, Notice, and Order to:

Lisa F. Muller
Counsel
National Life Insurance Company
National Life Drive
Montpelier, Vermont 05604

Copies to:

David S. Goldstein
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C.  20004-2415

__________________________________________

December 7, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

_______________________________________________________
In the Matter of:

NATIONAL LIFE INSURANCE COMPANY

NATIONAL VARIABLE ANNUITY ACCOUNT II
NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT

National Life Drive
Montpelier, Vermont 05604

File No. 812-13806
_______________________________________________________
) ) ) ) ) ) ) ) ) ) ) ) )	AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

On July 23, 2010, National Life Insurance Company (“NLIC”), National Variable Annuity Account II (“Annuity Account”), and National Variable Life Insurance Account (“Life Account”) (together, the “Applicants”) applied for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of the Money Market Portfolio (the “Replacement Portfolio”) of the Variable Insurance Products Fund V (“VIPFV”) for shares of the Money Market Fund (the “Substituted Portfolio”) of the Sentinel Variable Products Trust (“SVPT”) held by the Annuity Account and the Life Account (each, an “Account,” together, the “Accounts”) to support variable annuity contracts or variable life insurance contracts (collectively, the “Contracts”) issued by NLIC.  This amended application (the “Application”) restates the initial application and reflects changes made in response to comments from the Commission staff as well as other revisions.

I.	THE COMPANY, THE ACCOUNTS, AND THE CONTRACTS
A.	NLIC
NLIC was a mutual life insurance company originally chartered by the State of Vermont in 1848.  It is now a stock life insurance company, all the outstanding stock of which is indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on January 1, 1999.  NLIC is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions.
For purposes of the Act, NLIC is the depositor and sponsor of the Annuity Account and the Life Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
B.	The Accounts
NLIC established the Annuity Account on November 1, 1996 and the Life Account on February 1, 1985 as segregated asset accounts under Vermont law.  Under Vermont law, the assets of each Account attributable to the Contracts through which interests in that Account are issued are owned by NLIC but are held separately from all other assets of NLIC for the benefit of the owners of, and the persons entitled to payment under, those Contracts.  Consequently, the assets in each Account equal to the reserves and other contract liabilities of the Account are not chargeable with liabilities arising out of any other business that NLIC may conduct.  Income, gains and losses, realized or unrealized, from assets allocated to each Account are credited to or charged against that Account without regard to the other income, gains or losses of NLIC.  Each Account is a “separate account” as defined by Rule 0-1(e) under the Act, and is registered with the Commission as an unit investment trust.1

1  File No. 811-08015 (Annuity Account); File No. 811-09044 (Life Account).

The Annuity Account is divided into sixty-four subaccounts.  Each subaccount invests exclusively in shares of a corresponding investment portfolio (a “Portfolio”) of one of fifteen series-type management investment companies, including the SVPT.  The assets of the Annuity Account support variable annuity contracts, and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-4 (File No. 333-19583).
The Life Account is divided into sixty-eight subaccounts.  Each subaccount invests exclusively in shares of a corresponding investment portfolio (also, a “Portfolio”) of one of sixteen series-type management investment companies, including the SVPT.  The assets of the Life Account support variable life insurance contracts, and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-6 (File Nos. 33-91938, 333-44723, 333-151535, and 333-67003).2
C.	The Contracts
The terms and conditions, including charges and expenses, applicable to the variable annuity Contracts are described in the registration statement relating to such Contracts.  Pursuant to the variable annuity Contracts, NLIC reserves the right to substitute shares of one Portfolio for shares of another.  The following provision in the variable annuity Contracts reserves this right to substitute:

If, in our judgment, an investment fund no longer suits the investment goals of this contract, or tax or marketing conditions so warrant, we may substitute shares of another investment fund or shares of another investment company.

2  Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.  In addition, each of the other registration statements under the Act and the 1933 Act cited by file number in this application are incorporated by reference into the application to the extent necessary to support and supplement the descriptions and representations in this application.

The prospectus for the variable annuity Contracts discloses that NLIC reserves the right to substitute shares of one Portfolio for shares of another.  The following is the prospectus disclosure reserving this right:

We reserve the right to create one or more new separate accounts, combine or substitute separate accounts, or to add new investment Funds for use in the Contracts at any time.  In addition, if the shares of the Funds described in this prospectus should no longer be available for investment by the Variable Account or, if in our judgment further investment in such Fund shares should become inappropriate, we may eliminate Subaccounts, combine two or more Subaccounts or substitute one or more Funds for other Fund shares already purchased or to be purchased in the future under the Contract.  The other Funds may have higher fees and charges than the ones they replaced, and not all Funds may be available to all classes of Contracts.  No substitution of securities in the Variable Account may take place without prior approval of the SEC and under such requirements as it may impose.

As disclosed in the prospectuses for the variable annuity Contracts, the Contracts also permit Contract owners to transfer contract value between and allocate contract value among the subaccounts.  Currently, NLIC does not assess a transfer charge or limit the number of transfers permitted each year.  However, NLIC reserves the right, upon prior notice, to impose a transfer charge of $25 for each transfer in excess of 12 in any one contract year.  Although NLIC does have in place market timing policies and procedures that may operate to limit transfers, the variable annuity Contracts do not expressly limit the number of transfers in a given period or the amount of transfers in a given period.
As with the variable annuity Contracts, the terms and conditions, including charges and expenses, of the variable life insurance Contracts are described in the registration statements relating to such Contracts.  Pursuant to the variable life insurance Contracts, NLIC reserves the right to substitute shares of one Portfolio for shares of another.  The following Contract provision reserving the right to substitute appears in all but one of the variable life insurance Contracts:

If, in our judgment, an investment fund no longer suits the investment goals of the policy, or tax or marketing conditions so warrant, we may substitute shares of another investment fund or shares of another investment company.  If the Owner has an interest in the Sub-Account affected, we will notify the Owner before doing so and, to the extent required by law, we will get prior approval from the Securities and Exchange Commission.  We also will secure any other required approvals.  If this policy has Accumulated Value in a Sub-Account affected by any such change, and if the Owner wishes, we will transfer that value at the Owner's written direction from that Sub-Account, without charge, to the General Account or another Sub-Account.3

Likewise, the following provision reserving the right to substitute appears in  the other variable life insurance Contract:
If, in our judgment, an investment fund no longer suits the investment goals of the policy, or tax or marketing conditions so warrant, we may substitute shares of another investment fund or shares of another investment company.4

As with the prospectuses for the variable annuity Contracts, the prospectuses for the variable life insurance Contracts disclose that NLIC reserves the right to substitute shares of one Portfolio for shares of another.  The following disclosure reserving this right to substitute  appears in each prospectus for the variable life insurance Contracts:
If investment in one or more portfolios is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any reason, in our sole discretion, we may substitute another portfolio without your consent.  The substituted portfolio may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future premiums, or both.  However, no such substitution will be made without any necessary approval of the SEC. Furthermore, we may close subaccounts to allocations of premiums or Accumulated Value, or both, at any time in our sole discretion. Portfolios, which sell their shares to the subaccounts under participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

3 These are variable life insurance contracts offered the following registration statements:  33-91938, 333-67003, and 333-151535.

4 This variable life insurance contract is offered in registration statement 333-44723.

As disclosed in the prospectuses for the variable life insurance Contracts, the Contracts also permit Contract owners to transfer contract value between and allocate contract value among the subaccounts.  Currently, NLIC does not asses a transfer charge or limit the number of transfers permitted each year.  However, NLIC reserves the right, upon prior notice, to impose a transfer charge of $25 for each transfer in excess of 12 in any one contract year.  Transfers resulting from loans, dollar cost averaging, portfolio rebalancing features, or the initial reallocation from a money market subaccount do not count as transfers for the purpose of determining the transfer charge.  NLIC also has in place market timing policies and procedures that may operate to limit transfers.
D.	Distribution of the Contracts
NLIC has entered into an agreement with Equity Services, Inc. (“ESI”), an affiliate, for the distribution and sale of the Contracts.  Pursuant to this agreement, ESI serves as principal underwriter of the Contracts.  ESI sells the Contracts through its registered representatives.  ESI has also entered into selling agreements with other broker-dealers who in turn sell and service the Contracts through their registered representatives.  ESI is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  The principal business address of ESI is One National Life Drive, Montpelier, Vermont 05604.

II.	THE PORTFOLIOS
A.	Sentinel Variable Products Trust
SVPT was organized on March 14, 2000 as a statutory trust under the laws of Delaware.  It is registered under the Act as a diversified, open-end management investment company.5  SVPT currently consists of six investment portfolios, including the Sentinel Variable Products Money Market Fund, and issues a separate series of shares of beneficial interest in connection with each.  SVPT has registered such shares under the 1933 Act on Form N-1A (File No. 333-35832).
Sentinel Asset Management, Inc. (“Sentinel”) serves as the investment adviser to each SVPT Portfolio.  Sentinel manages the Porfolios’ investments and the business operations of the SVPT under the overall supervision of the SVPT board of trustees.  Sentinel has the responsibility for making all investment decisions for the SVPT Portfolios and receives an investment management fee from each Portfolio.  Sentinel is a registered investment adviser and its principal business address is One National Drive, Montpelier, Vermont 05604.  Sentinel is an indirect wholly-owned subsidiary of National Life Holding Company and therefore is under common control with NLIC.  (The current prospectus for the Sentinel Variable Products Money Market Fund will be provided on request.)
B.	Variable Insurance Products Fund V
The VIPFV was created under a declaration of trust dated September 9, 1989 under Massachusetts law.  The VIPFV is registered under the 1940 Act as a diversified, open-end management investment company.6  Currently, VIPFV has 31 investment portfolios, one of which – the Money Market Portfolio – would be involved in the proposed Substitution.  VIPFV

5 File No. 811-09917.

6 File No. 811-05361.

issues a separate series of shares of beneficial interest in connection with each Portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-17704).
Fidelity Management & Research Company (“FMR”) serves as the manager of each Portfolio of VIPFV.  As the manager, FMR has overall responsibility for directing portfolio investments and handling the VIPFV’s business affairs.  FMR receives an investment management fee from each Portfolio.  FMR is a registered investment adviser and its principal business address is 82 Devonshire Street, Boston, Massachusetts 02109.  Fidelity Investments Money Management, Inc. (“FIMM”) and other affiliates of FMR serve as sub-advisers for the VIPFV Money Market Portfolio.  FIMM has the day-to-day responsibility of choosing investments for the VIPFV Money Market Portfolio.  In addition, Fidelity Research & Analysis Company (“FRAC”), another affiliate of FMR, serves as a sub-adviser for the Portfolio and may provide investment research and advice for the Portfolio.7  (The current prospectus for the Money Market Portfolio will be provided on request.)  None of VIPFV, FMR, FIMM, or FRAC are affiliated persons (or affiliated persons of affiliated persons) of any of the Applicants.  Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VIPFV, FMR, FIMM, or FRAC.

7 FMR does not manage the sub-advisers for the VIPFV Money Market Portfolio pursuant to a “manager-of-managers” exemption.

C.	Investment Objectives
The following charts set out the investment objectives of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund Investment Objective Seeks as high a level of current income as is consistent with stable principal values and liquidity.	Variable Insurance Products Fund V Money Market Portfolio Investment Objective Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

D.	Principal Investment Strategies
The following charts set out the principal investment strategies of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses and/or Statements of Additional Information (“SAI”).

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund
Principal Investment Strategies
The Fund invests exclusively in dollar-denominated money market instruments, including U.S. government securities, bank obligations, repurchase agreements, commercial paper, and other corporate debt obligations.  All such investments will have remaining maturities of 397 days or less.
The Fund may also invest up to 10% of its total assets in shares of institutional money market funds that invest primarily in securities in which the Fund could invest directly.
The Fund seeks to maintain a net asset value of $1.00 per share by using the amortized cost method of valuing its securities.  The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less.
The Fund may participate in a securities lending program.

Variable Insurance Products Fund V Money Market Portfolio
Principal Investment Strategies
FMR invests the Fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements.  FMR also may enter into reverse repurchase agreements for the Fund.
FMR will invest more than 25% of the Fund's total assets in the financial services industries.
In buying and selling securities for the Fund, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the fund's investments.
FMR stresses maintaining a stable $1.00 share price, liquidity, and income.

E.	Principal Investment Risks
The following sets out the principal investment risks of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses and/or SAIs.
1.	SVPT Money Market Portfolio
The Substituted Portfolio is subject to the following principal investment risks:
General Fixed-Income Securities Risk.  In the case of commercial paper in which the Fund invests, values may fluctuate as perceptions of credit quality change.  In addition, commercial paper ratings may be downgraded or their issuers may default.  As with all fixed-income securities, the market price of money market instruments in which the Substituted Portfolio invests, including those issued by the U.S. Government or its agencies and instrumentalities, may increase as prevailing interest rates decline and decline as prevailing interest rates increase.
Government Securities Risk.  Economic, business, or political developments may affect the ability of government-sponsored guarantors to repay principal and to make interest payments on the securities in which the Substituted Portfolio invests.  In addition, certain of these securities, including those issued or guaranteed by such as the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”), are not backed by the full faith and credit of the U.S. government.

2.	VIPFV Money Market Portfolio
The Replacement Portfolio is subject to the following principal investment risks:
Interest Rate Changes.  Interest rate increases can cause the price of a money market security to decrease.  Money market securities have varying levels of sensitivity to changes in interest rates.  In general, the price of a money market security can fall when interest rates rise and can rise when interest rates fall.  Securities with longer maturities and the securities of issuers in the financial services sector can be more sensitive to interest rate changes.  Short-term securities tend to react to changes in short-term interest rates.
Foreign Exposure.  Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.  Specifically, issuers located in foreign countries and entities providing credit support or a maturity-shortening structure that are located in foreign countries can involve increased risks.  Extensive public information about the issuer or provider may not be available and unfavorable political, economic, or governmental developments could affect the value of the security.
Financial Services Exposure.  Changes in government regulation and interest rates and economic downturns can have a significant negative effect on issuers in the financial services sector, including the price of their securities or their ability to meet their payment obligations.  Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad.  These events can significantly affect the price of issuers’ securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties.

Issuer-Specific Changes.  A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.  More specifically, changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value.  Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes.  If the structure of a security fails to function as intended, the security could decline in value.
F.	Fees and Expenses
The following chart compares the investment management fees, distribution fees, other expenses and total operating expenses for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of the Substituted Portfolio and the Replacement Portfolio.

	Substituted Portfolio	Replacement Portfolio
	Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund	Variable Insurance Products Fund V Money Market Portfolio (Service Class)
Management Fee	0.25%	0.19%
Distribution and Service (12b-1) Fee	None	0.10%
Other Expenses	0.27%	0.12%
Total Operating Expenses	0.52%	0.41%
Fee Waivers and Expense Reimbursements8	0.32%	N/A
Net Operating Expenses	0.20%	0.41%

The management fee for the Replacement Portfolio in the table above consists of two components:  a so-called “group” fee of 0.12% and an “income-related” fee of 0.07%.  The income-related fee varies from month to month depending on the level of the Portfolio’s monthly gross income from an annual rate of 0.05% of average daily net assets throughout the month when the annualized gross yield for the month is 0% to an annual rate of 0.27% of average daily net assets throughout the month when the annualized gross yield for the month is 15%.  The group fee rate is based on the average daily net assets for all of the mutual funds managed by FMR.  The group fee is capped at an annual rate of 0.37% of average daily net assets.
G.	Performance and Asset Levels
The yield for the Substituted Portfolio for the seven days ending December 31, 2009 was 0.00%.  The net asset value of the Substituted Portfolio was $16,301,000 as of December 31, 2009.  The yield for the Replacement Portfolio Service Class shares for the seven days ending December 31, 2009 was  0.11%.  The net asset value of the Replacement Portfolio supporting Service Class shares was $112,283,000 as of December 31, 2009.  The following chart shows the average annual total returns of the Substituted Portfolio and the Replacement Portfolio for relevant periods.

	Substituted Portfolio	Replacement Portfolio
Average Annual Total Return	Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund	Variable Insurance Products Fund V Money Market Portfolio (Service Class)
For the Year Ended December 31, 2009	0.00%	0.62%
For the Five Years Ended December 31, 2009	2.81%	3.25%
Since Inception	2.34% (11-30-2000)	2.85% (7-7-2000)

8 Fee waivers and expense reimbursements are not contractual.

III.	SECTION 26(c) RELIEF
A.	Description of the Proposed Substitution Transactions
1.	Summary of Substitution
The substitution proposed herein (the “Substitution”) is necessary in order to provide the Contract owners with continued access to a money market portfolio investment option.  Currently, the only money market portfolio investment option offered under the Contracts is the Substituted Portfolio.  The Substituted Portfolio is small and, because it is only offered as an investment option under the Contracts, there is little prospect of it growing in size sufficiently to materially decrease its expense ratio or obtain economies of scale.  In addition, Sentinel has been subsidizing the Substituted Portfolio’s expenses for some time, but cannot continue to do so indefinitely.9  Finally, as a result of changes in the money markets and recent amendments to Rule 2a-7 under the Act, the challenges (e.g., maintaining a positive yield) and expenses of operating a money market fund  are only increasing.
As a result of the foregoing, NLIC and Sentinel have determined that Contract owners would be better served if the Substituted Portfolio is closed and replaced as an investment option by another, larger, money market fund with lower expenses and better prospects for future growth and competitive yields.  Subject to Commission approval, NLIC has determined to replace the Substituted Portfolio with the Replacement Portfolio via the Substitution.  In addition, the board of trustees of the SVPT, in order to help facilitate the Substitution, recently approved the liquidation of the Substituted Portfolio.10

9 For the fiscal year ended December 31, 2009, Sentinel reimbursed the Substituted Portfolio in an amount equal to 0.32% of the Portfolio’s average daily net assets.  This reimbursement was made to avoid the Substituted Portfolio having a negative yield in the current very low interest rate environment.  Sentinel may cease the reimbursement at any time and is only providing it to the extent necessary to avoid a negative yield.

10 The SVPT board of trustees met on August 12, 2010 and approved the liquidation of the Substituted Portfolio to take effect on or after the Substitution.

The Replacement Portfolio is an ideal alternative for Contract owners for several reasons.  First, its investment objectives and strategies are substantially the same as those of the Substituted Portfolio.  Second, it is substantially larger than the Substituted Portfolio and has had lower overall expense levels than the Substituted Portfolio in recent years.  Third, the Contracts and other NLIC variable annuity contracts currently offer one or more VIPFV portfolios (other than the Replacement Portfolio) and NLIC has an excellent business relationship with the VIPFV and its affiliates.  Furthermore, the VIPFV and its affiliated persons (and affiliated persons of such persons) are not affiliated with NLIC, the Accounts, SVPT or their affiliated persons.  As a result, the proposed substitution would not give rise to conflicts between the interests of Contract owners and the interests of the Applicants and Applicants’ affiliated persons.
Applicants believe that the Replacement Portfolio offers the investment objectives and strategies, along with the attendant risk profile, that Contract owners have come to expect from the Substituted Portfolio.  In addition, the Applicants believe that Contract owners will benefit from the Replacement Portfolio’s larger size and resulting overall lower expenses.
Accordingly, the Applicants seek the Commission’s approval under Section 26(c) to engage in the substitution transaction described below.  Pursuant to its authority under the respective Contracts and consistent with prospectus disclosure describing the same, NLIC proposes to substitute Service Class Shares of the Money Market Portfolio of the Variable Insurance Products Fund V for shares of the Money Market Fund of the Sentinel Variable Products Trust.
2.	Implementation
NLIC will effect the Substitution as soon as practicable following the issuance of the requested order as follows.  As of the effective date of the Substitution (the “Effective Date”),

each Separate Account will redeem shares of the Substituted Portfolio.  The proceeds of such redemptions will then be used to purchase shares of the Replacement Portfolio, with the subaccount of the applicable Separate Account investing the proceeds of its redemption from the Substituted Portfolio in the applicable Replacement Portfolio.
Redemptions and purchases will occur simultaneously so that contract values will remain fully invested at all times.  All redemptions of shares of the Substituted Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder.  The Substitution will take place at relative net asset value as of the Effective Date with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investments in the money market subaccount of the appropriate Account.
Contract values attributable to investments in the Substituted Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.  Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or NLIC’s obligations under the Contracts be altered in any way and the Substitution will not change Contract owners’ insurance benefits under the Contracts.  All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by NLIC.  In addition, the Substitution will not impose any tax liability on Contract owners.  The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution.  NLIC will not exercise any right it may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning on the date the Application was filed with the Commission through at least thirty (30) days following the Effective Date.11
For twenty-four months following the Effective Date and for those Contracts with contract value invested in the Substituted Portfolio on the Effective Date, NLIC will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter), the sub-accounts investing in the Replacement Portfolio to the extent that the Replacement Portfolio’s net annual expenses (taking into account contractual fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual expenses (taking into account contractual fee waivers and expense reimbursements) of the Substituted Portfolio for the fiscal year ended December 31, 2010.   In addition, for twenty-four months following the Effective Date, NLIC will not increase asset-based fees or charges for Contracts outstanding on the Effective Date.
The procedures to be implemented are sufficient to assure that each Contract owner’s contract values immediately after the Substitution shall be equal to the contract values immediately before the Substitution.
Existing Contract owners as of the date the application was filed, and new Contract owners who have purchased or who will purchase a Contract subsequent to that date but prior to the Effective Date, have been or will be notified of the proposed Substitution by means of a prospectus or prospectus supplement for each of the Contracts (“Pre-Substitution Notice”).  The Pre-Substitution Notice will:
▪	state that the Applicants filed the Application seeking approval of the Substitution;
▪	set forth the anticipated Effective Date;

11  One exception to this would be restrictions that NLIC may impose to prevent or restrict “market timing” activities by Contract owners or their agents.

▪	explain that contract values attributable to investments in the Substituted Portfolio would be attributable to the Replacement Portfolio as of the Effective Date; and

▪
state that, from the date the Application was first filed with the Commission through the date thirty (30) days after the Substitution, Contract owners may make one transfer of contract value from the sub-account investing in the Substituted Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to one or more other sub-account(s) without a transfer charge and without that transfer counting against any contractual transfer limitations.

Further, all Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution.
Finally, within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the Substitution was carried out.  This notice will restate the information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.
B.	Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act
Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.
Section 26(c) was intended to provide for Commission scrutiny of proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.12  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision.  In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to Substitutions that have been approved in the past.13
C.	Substituting the Replacement Portfolio for the Substituted Portfolio
The replacement of the Substituted Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.  The following sections compare the basic characteristics of the Replacement Portfolio and the Substituted Portfolio, demonstrating that the Substitution will provide Contract owners with substantially the same investment vehicle.

12 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

13  See, e.g., Metlife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; Western-Southern Life Assurance Company, et. al., Inv. Co. Act Rel. No. 26102 (July 21, 2003) (Order), File No. 812-12938; Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. No. 25350 (December 31, 2001) (Order), File No. 812-12280.

1.	Comparison of Investment Objectives and Principal Investment Strategies
 The Applicants believe that the Replacement Portfolio and the Substituted Portfolio have substantially the same investment objectives and principal investment strategies, thus making the Replacement Portfolio an appropriate candidate for the Substitution.  Both Portfolios seek a high level of current income as is consistent with stable principal values and liquidity.  However, while both Portfolios pursue their investment objective by investing in U.S. dollar-denominated money market securities of domestic issuers as well as repurchase agreements, only the Replacement Portfolio invests in instruments issued by foreign issuers.  Both Portfolios seek to maintain a net asset value of $1.00 per share as well as liquidity.  Most significantly, both Portfolios must comply with the diversification and risk-limiting conditions of Rule 2a-7 under the Act.
Notwithstanding one difference in the investment strategies, both Portfolios emphasize the same investment objective and follow substantially the same investment strategies to pursue those objectives.  Thus, the Applicants believe that the money market investment option available to Contract owners will not change in any material respect as a result of the Substitution.
2.	Comparison of Principal Investment Risks
The Applicants believe that the Replacement Portfolio entails substantially the same investment risks as does the Substituted Portfolio.  In particular, given the diversification and risk-limiting conditions of Rule 2a-7 under the Act, the Replacement Portfolio cannot have a materially different risk profile than the Substituted Portfolio.  To a small degree, both Portfolios are exposed to risk of changing interest rates.  In general, however, the type of high quality short-term money market instruments in which both Portfolios may invest have low levels of sensitivity to changes in interest rates.  In addition, the credit risk of such instruments is largely uniform and any differences in the credit risk among such instruments would not relate to the investment objective and principal investment strategies of the Portfolios.  That is, the principal investment strategies of the Replacement Portfolio would not lead it to acquire instruments entailing materially greater credit risk than would the principal investment strategies of the Substituted Portfolio.  While the Replacement Portfolio is exposed to the risks of investing in foreign issuers and investing more than 25% of its total assets in issuers in the financial services industry and the Substituted Portfolio is not, in the context of a money market fund subject to the diversification and risk limiting conditions of Rule 2a-7, this difference in exposure should not materially affect the overall risk profile for Contract owners.

3.	Comparison of Fees and Expenses
 The Applicants believe that Contract owners will benefit from the reduction in overall expenses of the Replacement Portfolio as compared to the Substituted Portfolio.  Although the Service Class shares of the Replacement Portfolio are subject to a modest Rule 12b-1 distribution and shareholder service plan expense that the Substituted Portfolio does not bear, the total annual operating expenses for the Replacement Portfolio have been significantly less than the total annual operating expenses for the Substituted Portfolio in recent years.  Specifically, the management fee and other expenses of the Replacement Portfolio are less than those of the Substituted Portfolio.  Given this decrease in total annual operating expenses, the Applicants believe that the Substitution would benefit Contract owners by reducing the overall level of expenses they would bear in the future. Furthermore, the current distribution and shareholder service fee for the Service Class shares of the Replacement Portfolio to be issued in connection with the Substitution can only be increased with the approval of a majority (as defined in the Act) of the Replacement Fund’s shareholders.

4.	Comparison of Performance and Asset Levels
 The Applicants believe that Contract owners would benefit from the significantly larger size of the Replacement Portfolio and the somewhat higher yields that the Replacement Portfolio can be expected to provide, as contrasted with the size and recent yields of the Substituted Portfolio.
D.	Absence of Conflict of Interest
Although the Substitution would entail the replacement of shares of the Substituted Portfolio that do not bear an expense for distribution or shareholder services with shares of the Replacement Portfolio that do bear such an expense, Applicants maintain that the Substitution would not give rise to a conflict between the interests of affected Contract owners and the interests of NLIC, the Accounts, the SVPT (and the Substituted Portfolio), Sentinel, or ESI.   There are several reasons for this.  First, the Replacement Portfolio and the mutual fund group of which it is a part is not affiliated with the Applicants and persons under common control with the Applicants.  Therefore, unlike many substitutions, the Substitution would not increase the assets managed by an affiliated investment adviser.
Second, the modest distribution and shareholder service fee that NLIC and/or its affiliate, ESI, would receive from the Replacement Portfolio would, but for the temporary reimbursements, be more than offset by Sentinel’s loss of management fee revenues as a result of no longer managing the Substituted Portfolio.14  To neutralize the effect of the temporary reimbursements, the Applicants agree, for three years following the Substitution, to waive (or have ESI waive) receipt of the distribution and service fee and any revenue-sharing during any month that the temporary reimbursements would have exceeded 0.25% of average daily net assets on an annual basis had the Substitution not occurred.15  Likewise, Applicants agree, for three years following the Substitution, to waive (or have ESI waive) receipt of the distribution and service fee and any revenue-sharing during any month to the extent necessary for the amount received to equal the management fee that would have been paid by the Substituted Portfolio for that month had the Substitution not occurred.16  This would have the effect of limiting the aggregate distribution and service fees and revenue-sharing received in any month to amounts no greater than the management fee that would have been paid by the Substituted Portfolio had the Substitution not occurred.  As a result, NLIC and persons under common control with NLIC would not, for three years following the Substitution, receive in the aggregate any direct or indirect benefits from the Replacement Portfolio, its investment adviser, principal underwriter (or other affiliated persons of the Replacement Portfolio) in connection with assets representing

14 NLIC anticipates that it would receive revenue-sharing payments from FMR at an annual rate of .05% of the average daily net assets of the Replacement Portfolio attributable to investments of contract value under the Contracts.  Even taking these payments into account (i.e., adding them to the distribution/shareholder service fees), but for the temporary reimbursements, the Applicants and persons under common control with the Applicants would experience a modest net decrease in revenues associated with the money market fund investment option under the Contracts.  Therefore, in a higher interest rate environment (i.e., one where the temporary expense reimbursements would not be necessary to maintain a positive yield), the Applicants and persons under common control with the Applicants expect that they would experience a modest net decrease in revenues associated with the money market fund investment option under the Contracts.

15 For the purpose of this computation, Applicants would use the average daily net assets of the money market sub-account for the appropriate month, the annual rate of interest paid on 30-day Treasury Bills issued on the last day of that month, and the expense ratio of the Substituted Portfolio for the 2010 fiscal year.

16 For the purpose of this computation, Applicants would use the average daily net assets of the money market sub-account for the appropriate month, the annual rate of interest paid on 30-day Treasury Bills issued on the last day of that month, and the expense ratio of the Substituted Portfolio for the 2010 fiscal year.

contract values (at the time of the substitution) of the Contracts at a higher rate than they have been receiving from the Substituted Portfolio or from themselves (including, without limitation: Rule 12b-1 fees, shareholder service fees, administrative fees, other service fees, revenue-sharing payments, or payments from other arrangements).
Third, the modest distribution and shareholder service fee and revenue-sharing fee provides little incentive to replace shares of the Substituted Portfolio with Service Class shares of the Replacement Portfolio rather than with shares of another insurance product money market mutual fund.  Therefore, the Applicants and persons under common control with the Applicants have little material financial motive for selecting the Replacement Portfolio for the Substitution.
Finally, the reason for the Substitution is the Applicants’ desire to provide the Contract owners with access to a money market mutual fund investment option with lower expenses, better prospects for future growth, and more competitive yields than the current option and not a desire to enhance the revenues they and their affiliates may receive from the assets of the money market fund sub-account.  In particular, the Substitution, including the selection of the Replacement Portfolio, was not motivated by any financial consideration paid or to be paid to NLIC by the Replacement Portfolio or the Replacement Portfolio’s investment adviser, principal underwriter, or other affiliated persons.
E.	Request for an Order Pursuant to Section 26(c)
The Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution.  The Applicants submit that, for all the reasons stated above, the Substitution are consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the Act.

IV.	COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Lisa F. Muller
Counsel
National Life Insurance Company
National Life Drive
Montpelier, Vermont 05604

Copies to:

David S. Goldstein
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C.  20004-2415

V.	CONDITIONS FOR APPROVAL OF THE SUBSTITUTION
For purposes of the approval sought pursuant to Section 26(c) of the Act, the Substitution described in this Application will not be carried out unless all of the following conditions are met:
1.           The Commission shall have issued an order (a) approving the Substitution under Section 26(c) of the Act as necessary to carry out the transactions described in this Application.
2.           Each Contract owner will have been sent (a) prior to the Effective Date, a copy of the effective prospectus for the Replacement Portfolio, (b) prior to the Effective Date, a Pre-Substitution Notice describing the terms of the Substitution and the rights of the Contract owners in connection with the Substitution, and (c) within five (5) days after the Substitution occur, a notice informing Contract owners affected by the Substitution that the Substitution was carried out (this notice will restate the information set forth in the Pre-Substitution Notice, and also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge).

3.           The Applicants have determined that (a) the Contracts permit the substitution of the Substituted Portfolio in the manner contemplated by the Substitution and related transactions described herein, (b) the Substitution can be carried out as described in this Application under applicable insurance laws, and (c) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale has been complied with to the extent necessary to carry out the Substitution.
4.           For twenty-four months following the Effective Date and for those Contracts with contract value invested in the Substituted Portfolio on the Effective Date, NLIC will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter), the sub-accounts investing in the Replacement Portfolio to the extent that the Replacement Portfolio’s net annual expenses (taking into account contractual fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual expenses (taking into account contractual fee waivers and expense reimbursements) of the Substituted Portfolio for the fiscal year ended December 31, 2010.  In addition, for twenty-four months following the Effective Date, NLIC will not increase asset-based fees or charges for Contracts outstanding on the Effective Date.
5.           The Applicants agree, for three years following the Substitution, to waive (or have ESI waive) receipt of  the distribution and service fee and any revenue-sharing during any month that the temporary reimbursements would have exceeded 0.25% of average daily net assets on an annual basis had the Substitution not occurred.

6.           The Applicants agree, for three years following the Substitution, to waive (or have ESI waive) receipt of the distribution and service fee and any revenue-sharing during any month to the extent necessary for the amount received to equal the management fee that would have been paid by the Substituted Portfolio for that month had the Substitution not occurred.
The Applicants acknowledge that reliance on the order approving the Substitution, if granted, is conditioned upon compliance with all of the representations and conditions set forth in this Application.
VI.	PROCEDURAL MATTERS
1.           Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to the individuals specified Section IV of this Application.
2.           The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.
3.           All requirements of the charter of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so.
4.           A Statement of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by the Applicants is attached hereto.
5.           Pursuant to Rule 0-2(c), a certified copy of the resolution of NLIC’s board of directors authorizing the officers of NLIC to sign and file the Application are incorporated herein by reference to Exhibit A of the initial Application filed with the Commission on July 23, 2010.

National Life Insurance Company has caused this amended application to be duly signed on its behalf and on behalf of National Variable Annuity Account II and National Variable Life Insurance Account in the State of Vermont on the 7th day of December, 2010.

NATIONAL LIFE INSURANCE COMPANY
NATIONAL VARIABLE ANNUITY ACCOUNT II
NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

By: NATIONAL LIFE INSURANCE COMPANY

By: /s/ Elizabeth MacGowan
Elizabeth MacGowan
Title: Vice President

(Seal)
Attest:

      /s/ James K. McQueston
James K. McQueston

WASHINGTON COUNTY	)
)
STATE OF VERMONT	)

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached amended application dated December 7, 2010, for and on behalf of National Life Insurance Company, National Variable Annuity Account II and National Variable Life Insurance Account; that she is a Vice President of National Life Insurance Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this amended application have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.
/s/ Elizabeth MacGowan
Elizabeth MacGowan
Vice President

Sworn and subscribed to before me, a notary public, this 7th day of December, 2010.

     /s/ Susan M. Garback-Morton
Notary Public  Susan M. Garback-Morton

My commission expires:   2/10/2011                           .